UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2012

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        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated February 27, 2012.

Exhibit 99.1

Golar LNG - Increasing the Company's New Building Investment

Golar LNG Limited ("Golar" or the "Company") is pleased to announce that  the Company  has entered into firm contracts with Samsung Heavy Industries Co. Ltd for a further two LNG carriers.

The two additional vessels, each with a capacity of 160,000cbm have a combined total cost of slightly above $400 million. The first of the carriers is scheduled for delivery in the second quarter of 2014 and the second in early 2015. Subject to declaration deadlines, each contract also comes with an option for a further carrier for 2015 delivery. Attached to both options is the right to select an FSRU alternative and the vessel contracted for delivery in early 2015 also comes with the option for construction as an FSRU. As with Golar's existing new building orders, the vessels will be delivered with tri-fuel diesel electric engines and the lowest boil off rates in the industry making them extremely attractive prospects to charterers.

Chairman John Fredriksen says in a comment: With a total of 13 newbuilings and a further 4 options Golar LNG has secured a strategic unequal position to meet our customers' demand in the fast growing LNG industry. The Board has already seen strong interest for short and long term charters and expects that a solid charter portfolio can be developed prior to the individual deliveries of the new buildings. The increased activities in the LNG market including possible US export also supports a strong spot market in the years to come. The Board is of the opinion that current weakness in Global shipbuilding prices creates limited downside in building prices and an attractive chartering upside. With the existing new building program in place both Golar LNG and Golar Partners has secured the strategic position to have strong growth in cash flow and earnings in the period up to 2016.

Forward Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements. Such forward looking statements, based upon the current beliefs and expectations of Golar's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The information set forth herein should be read in light of such risks. Golar does not assume any obligation to update the information contained in this press release.

Golar LNG Limited
26 February, 2012
Hamilton, Bermuda

Golar LNG Management Ltd - +44 207 063 7900
Brian Tienzo
Stuart Buchanan

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: February 27, 2012	By:	/s/ Brian Tienzo Brian Tienzo Principal Financial Officer